Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Fourth Quarter and Year-End 2013 Financial

Results and Conference Call

Toronto, Ontario (January 30, 2014) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its fourth quarter and year-end 2013 financial results before the start of trading on Thursday, February 20, 2014. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until March 6, 2014 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 8457270. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of January 15, 2014, Alamos had 127,708,988 common shares outstanding (139,578,054 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.